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5-30-2003



03054383

C m

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 1 9 2003
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50956

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EMEDSECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 James Avenue
(No. and Street)

Scranton (City) PA (State) 18510 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nadia Dailey 570-504-1400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rainey & Rainey
(Name – *if individual, state last, first, middle name*)

203 North Blakely (Address) Dunmore (City) PA (State) 18512 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary L. Borthwick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EMEDSECURITIES, INC., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notarial Seal
Nicole Fekete, Notary Public
Dunmore Boro, Lackawanna County
My Commission Expires May 6, 2006
Member, Pennsylvania Association Of Notaries

Notary Public 2/20/03

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

eMedsecurities, Inc.

for the year ended December 31, 2002
with Independent Auditor's Report

Table of Contents

Rainey & Rainey
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
eMedsecurities, Inc.

We have audited the accompanying statements of financial condition of eMedsecurities, Inc. (the "Company") as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of eMedsecurities, Inc., as of December 31, 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United State of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information, as listed in the accompanying table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard P. Rainey, CPA
Thomas P. Rainey, CPA
203 North Blakely Street
Dunmore, PA 18512
Phone (570) 343-9867
FAX (570) 343-3001

As more fully discussed in Note 2 to the financial statements, the Company discontinued its New York City investment banking operation and plan to sell or otherwise dispose of the assets related thereto.



Dunmore, Pennsylvania
February 10, 2003

EMEDSECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Allowable assets		
Cash	$ 254,064	
Total allowable assets		$ 254,064
Nonallowable assets		
Deposits	$ 6,000	
Furniture and fixtures	5,000	
Net assets of discontinued operations	2,500	
Total nonallowable assets		13,500
Total Assets		$ 267,564

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable	$ 12,378	
Accrued expenses	9,840	
Total liabilities		22,218
Stockholder's equity		
Preferred stock - no par value, 20,000,000 shares authorized, 1,505,000 issued and outstanding	$ 3,010,000	
Common stock - no par value, 100,000,000 shares authorized, 4,603,334 issued and outstanding in 2002	1,000	
Additional paid-in capital	14,367	
Accumulated deficit	(2,780,021)	
Total stockholder's equity		245,346
Total Liabilities and stockholder's equity		$ 267,564

"See accompanying notes to financial statements."

EMEDSECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues		
Investment banking	$ 493,333	
License and royalty income	51,323	
Interest income	8,503	
Total revenue		$ 553,159
Operating expenses		
Compensation and benefits	$ 297,850	
Administrative expenses	69,613	
Travel and entertainment	45,438	
Marketing and business development	13,958	
Data processing and communications	18,457	
Depreciation	22,108	
Professional services	76,865	
Technology development	40,705	
Loss on sale of equipment	3,573	
Total operating expenses		588,567
(Loss) income from continuing operations before income taxes		$ (35,408)
Provision for income taxes		-
(Loss) income from continuing operations		$ (35,408)
Discontinued Operations		
Loss from discontinued operations	$ (384,102)	
Estimated loss on disposal of discontinued operations	(21,148)	
Total loss from discontinued operations		(405,250)
Net Loss		$ (440,658)

"See accompanying notes to financial statements."

EMEDSECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002

	Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
Balance, January 1, 2002	1,505,000	$ 3,010,000	4,603,334	$ 1,000	$ 14,367	$ (2,339,363)	$ 686,004
Net loss						(440,658)	(440,658)
Balance, December 31, 2002	1,505,000	$ 3,010,000	4,603,334	$ 1,000	$ 14,367	$ (2,780,021)	$ 245,346

"See accompanying notes to financial statements."

EMEDSECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flow from operating activities		
Net loss		$ (440,658)
Adjustments to reconcile net loss to net cash used in operating activities:		
Continuing operations		
Depreciation	$ 22,108	
Loss on sale of equipment	3,573	
Changes in assets and liabilities		
Accounts receivable	24,741	
Deposits	2,733	
Accounts payable	(8,860)	
Accrued expenses	(31,675)	
Total adjustments from continuing operations		12,620
Discontinued operations		
Estimated loss on disposal of discontinued operations	$ 21,148	
Depreciation	14,895	
Changes in assets and liabilities:		
Accounts receivable	25,119	
Deposits	45,132	
Total adjustments from discontinued operations		106,294
Net cash used in operating activities		$ (321,744)
Cash flows from investing activities		
Maturity of short-term investment	$ 400,000	
Decrease in intangible assets	19,096	
Proceeds from sale of furniture and equipment from discontinued operations	13,890	
Net cash provided by (used in) investing activities		432,986
(Decrease) increase in Cash		$ 111,242
Cash, beginning		142,822
Cash, ending		$ 254,064
Supplemental disclosure of cash flow information,		
Cash paid for interest		$ -
Cash paid for income taxes		-
Total		-

"See accompanying notes to financial statement."

EMEDSECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

1. Nature Of Operations And Summary Of Significant Accounting Policies

Nature of Operations

eMedsecurities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and the National Association of Securities Dealers ("NASD").

The Company provides investment banking services to small and emerging growth life science companies. The company had maintained an office in New York City as well as Scranton, Pennsylvania. On August 1 the Company discontinued its operation at the New York Office as discussed in Note 2.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Fixtures

Furniture and equipment is carried at cost net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Intangible Assets

The Company has filed for various patents and trademarks. The related legal and filing fees have been capitalized to be amortized over their useful lives when approval is granted. Due to restrictions in activities of the Company, as well as the very low probability of these filings being granted to the company, the company has written off in 2002 prior capitalized costs of $20,246.

Revenue

Investment banking and syndicate revenue is recorded when earned.

Income Taxes

Income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to the temporary differences between the carrying amounts and tax basis of assets and liabilities.

EMEDSECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

1. Nature Of Operations And Summary Of Significant Accounting Policies (continued)

Stock-Based Compensation

The Company accounts for stock-based compensation to employees using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." The Company accounts for stock-based compensation to nonemployees in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation."

2. Discontinued Operations

On August 1, 2002, the Company discontinued their New York City operation by laying off all employees involved in that aspect of the operation. As such, August 1, 2002 is considered the disposal date.

The major assets of the operation are furniture and equipment. The Company has commenced actions to sell the furniture and equipment used in this operation.

The estimated loss on the disposal of this segment is $26,809 and relates entirely to the estimated loss on disposal of furniture and equipment. This loss does not include any benefit for income taxes due to the likelihood the benefit will not be realized. The estimated loss on the disposal does not include a provision for operating losses due to the abandonment of this operation as of August 1, 2002.

The loss from discontinued operations in 2002 does not include a benefit for income taxes due to the likelihood the benefit will not be realized.

Operating results of the New York City operation to August 1, 2002 are shown separately in the accompanying statement of operations.

Net Assets of the Discontinued Operations

Assets and liabilities of the segment to be disposed of consisted of the following at December 31:

	2002
Furniture and equipment	$ 55,649

3. Furniture and Fixtures

Furniture and equipment has been written down by management to the market value for the year ended December 31, 2002. The balance of furniture and fixtures is as follows:

	2002
Equipment	$ 5,000
Less accumulated depreciation	0.00
Net	$ 5,000

4. Accrued Expenses

Accrued expenses at December 31 consist of the following:

	2002
Professional fees	$ 6,500
Capital stock and mercantile taxes	3,340
Total	$ 9,840

5. Capital Stock

In January 2000, the Company amended its articles of incorporation as part of a recapitalization of the Company. Common stock authorized was increased to 100,000,000 shares without par value. A stock split of 46-for-1 was then authorized, increasing the number of shares issued and outstanding to 4,600,000.

In addition, a preferred stock class of 20,000,000 shares without par value was established. From this class, the Board of Directors created a series designated as "Series A Convertible Preferred Stock" consisting of 3,000,000 shares without par value. Each share of this preferred stock is convertible into one share of common stock at the option of the holder. Each share also maintains a liquidation preference equal to its purchase price, with no other right to share in liquidation proceeds.

5. Capital Stock (continued)

Except for this liquidation preference, preferred stockholders maintain voting and other rights similar to those of common stockholders.

In February 2000, the Company commenced a private placement offering of 3,000,000 shares of its Series A Convertible Preferred Stock at a price of $2 per share. The private placement offering was completed in June 2000, after 1,505,000 shares were sold.

6. Income Taxes

The provision (benefit) for income taxes consists of the following:

	2001
Current	$ -
Deferred	-
Total	$ -

Deferred tax assets (liabilities) at December 31 are as follows:

	2002
Deferred tax assets	$1,088,500
Deferred tax liabilities	-
Net deferred tax assets	$1,088,500
Less valuation allowance	(1,088,500)
Net	$ 0

7. Stock Options

The Company grants stock options to employees and advisory board members. These options are granted at fair market value, become exercisable over a period of time (up to five years) and expire ten years from the date of the grant.

7. Stock Options (continued)

The following table summarizes stock option activity:

	2002
Outstanding options at December 31, 2001	1,203,166
Option granted	-
Options exercised	-
Options forfeited	316,500
Outstanding options at December 31, 2002	886,666

The following table summarizes information about stock options outstanding at December 31, 2002:

Weighted Average Exercise Price	Number Outstanding At 12/31/2002	Weighted Average Remaining Contractual Life (Years)	Number Exercisable At 12/31/2002	Weighted Average Exercise Price of Exercisable Options
$ .10	781,666	7.08	498,340	$ .10
2.00	105,000	6.91	61,767	2.00
.33	866,666	7.50	560,107	.31

Pro forma information regarding net loss is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. If the alternative method of accounting for the Plan prescribed by SFAS No. 123 had been followed, there would be no change in the Company's net loss for 2002. The resulting pro forma disclosures may not be representative of that to be expected in future years.

In 2001 3,334 options were exercised at $.10 per option by an advisory board member. The Company recorded $34 of compensation expense as required by SFAS 123.

8. Leases

The Company rents its Scranton and rented its New York City offices under short-term operating leases. The Scranton office lease is a month-to-month basis and the New York City office lease was cancelled in August. Rent expense amounted to approximately $13,200 and $75,600 respectively in 2002.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002 the Company has net capital of $231,845, which was $138,145 in excess of its required net capital of $100,000. The Company's net capital ratio was .10 to 1 at December 31, 2002.

10. Exemptive Provision of Rule 15c3-3(k)2(ii)

The Company does not carry security accounts for customers or perform custodial functions relating to customer securities, and since it does not control, possess or put at a risk any customer funds or securities, the Company qualifies for exemption from the provision of Rule 15c3-3(k)2(ii) which otherwise requires disclosure of the "Computation for Determination for Reserve Requirements" and the schedule of "Information for Possession or Control Requirements."

11. Concentrations

One client accounted for 81% of the Company's investment banking income in 2002.

12. Credit Risk

Amounts on deposit with any one financial institution are insured to $100,000 by the Federal Deposit Insurance Corporation. At December 31, 2002, the Company had amounts on deposit in excess of the insured amount.

13. Net Capital

Computation of net capital, under Rule 15c3-1 of the Securities and Exchange Commission is in agreement with the final FOCUS report filed for the year ended December 31, 2002.

14. Subsequent Events

On January 1, 2003, according to a Plan of Division agreed to by the Company's shareholders, the Company will divest itself of certain assets into Life Science Analytics, Inc. All shareholders of the Company will become shareholders of Life Science Analytics. The main focus of Life Science Analytics will be marketing the use of the MedTrack database and ancillary products. The impact of the Plan of Division to the Company's opening asset as of January 1, 2003 is as follows:

	Opening Balance Prior to Plan of Division	Opening Balance After Adopting Plan of Division
Assets		
Cash	$ 254,063	$ 120,000
Deposit	6,000	-
Furniture & Fixtures	5,000	5,000
Intangible Assets	2,500	2,500
Intangible Property	-	-
Total Assets	$ 267,563	$ 127,500

EMEDSECURITIES, INC.

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

Computation of Net Capital

Total stockholders' equity	$	245,345
Deduct equity not allowable for net capital		-
Total stockholders' equity qualified for net capital	$	245,345
Deductions and/or changes, nonallowable assets		13,500
Net capital before haircuts on securities positions	$	231,845
Haircuts on securities		231,845
Net capital	$	-

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities:		
Accounts payable	$	12,379
Accrued expenses		9,840
Total aggregate indebtedness liabilities	$	22,219
Other items		-
Total aggregate indebtedness	$	22,219

Computation of Basis Net Capital Requirement

Regulatory minimum	$	100,000
Calculated minimum based on aggregate indebtedness	$	1,481
Required capital	$	100,000
Net capital in excess of requirement	$	131,845
Ratio of Aggregate indebtedness to net capital		.10 to 1

"See accompanying notes to financial statement."



CERTIFIED PUBLIC ACCOUNTANTS

**INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING
EXEMPTION FROM SEC RULE 15c3-3**

To the Stockholders of
eMedsecurities, Inc.

In planning and performing our audit the financial statements and supplemental schedule of eMedsecurities, Inc. (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company's responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurances that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Richard P. Rainey, CPA | Thomas P. Rainey, CPA
203 North Blakely Street | Phone (570) 343-9867
Dunmore, PA 18512 | FAX (570) 343-3001

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than theses specified parties.



Dunmore, Pennsylvania
February 10, 2003